UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

14 November 2025

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

14 November 2025

Update – United Kingdom group action

BHP confirms that the English High Court has found BHP liable under Brazilian law for the 2015 Fundão dam failure. Any assessment of damages will be determined in future second and third stage trials expected to complete in 2028 or 2029.

BHP intends to appeal the decision and will continue to defend the UK group action.

BHP has supported extensive remediation and compensation efforts in Brazil since 2015. In October 2024, BHP Billiton Brasil Ltda (BHP Brasil) (a subsidiary of BHP Group Limited), Vale S.A. (Vale) and Samarco Mineração S.A. (Samarco) entered into a US$32 billion comprehensive agreement with Brazil public authorities and public defenders for a full and final settlement of key claims in Brazil in relation to the dam failure (Brazil Agreement).

More than 610,000 people have already been compensated in Brazil, including approximately 240,000 claimants from the UK group action who have provided releases for related claims. The English High Court decision upholds the validity of these releases which should reduce the size and value of the claims in the UK group action.

BHP believes the UK group action is duplicative of remediation and compensation that has already occurred in Brazil or which is available under the Brazil Agreement.

Expected cash outflows relating to Samarco remain largely aligned with the US$2.2 billion for FY2026 and US$0.5 billion for FY2027 included in BHP’s FY2025 results announcement. Approximately US$1 billion has been spent to date in FY2026.

The Fundão dam failure and UK group action

The Fundão dam was owned and operated by Samarco, a non-operated joint venture between BHP Brasil (a subsidiary of BHP Group Limited) and Vale. Each of BHP Brasil and Vale holds 50 per cent of Samarco. As stated in BHP’s 2025 Annual Report, these proceedings have been brought against BHP Group Limited (the parent company of BHP Brasil) (BHP), and BHP Group (UK) Limited (the former dual listed UK entity) in the English High Court by over 600,000 claimants seeking damages in relation to the Fundão dam failure in 2015.

The decision and next steps

The decision by the English High Court follows a five-month first stage trial of the UK group action.

The English High Court has found that BHP is liable on the basis that it is a ‘polluter’ under Brazilian environmental law and at fault under the Brazilian civil code. The English High Court rejected the argument that BHP is liable under Brazilian corporate law. The decision relates to events that occurred in the period before November 2015.

The English High Court also found that the waivers and releases signed by claimants who have already received compensation in Brazil are valid. This should reduce the size and value of the claims in the UK group action.

Subject to BHP’s appeal, a second stage trial will decide whether losses claimed by the claimants were caused by the dam failure. This trial is currently scheduled for October 2026 to March 2027. Following any decision and appeals in that trial, a stage 3 trial may also be required, where each remaining claimant would need to prove their individual damages before BHP is required to make any payments to them. This third trial is unlikely to occur before 2028.

BHP Group Limited ABN 49 004 028 077

Remediation and compensation in Brazil

The Fundão dam failure at Samarco was a tragedy that should never have happened.

Since 2015, BHP Brasil, Vale and Samarco have provided US$13.4 billion for reparation and compensation to affected people and to Public Authorities in Brazil. In total, compensation and financial aid has been paid to more than 610,000 people who have received approximately US$6.3 billion. This includes approximately 240,000 claimants in the UK group action who have been compensated in Brazil and signed releases for related claims. Additionally, remediation of the environment affected by the dam failure is substantially complete and resettlement of the communities of Novo Bento Rodrigues and Paracatu is 98% complete.

Samarco, BHP Brasil and Vale continue to implement the agreement reached with the Brazilian public authorities and public defenders in October 2024 which provides R$170 billion (US$32 billion) for reparation of the impacts of the dam failure, including water sanitation, the public health system, economic recovery, local infrastructure, collective damages for affected Indigenous and Traditional Communities and Brazilian Municipalities and income support for the most vulnerable people in the affected regions.

BHP remains confident that the Brazil Agreement agreed with local Brazilian authorities provides the quickest and most effective mechanisms to compensate those impacted by the Samarco dam failure.

Provision for the Fundão dam failure

At 30 June 2025, the UK group action was disclosed as a contingent liability, as the Group’s liability was yet to be established. As a result of the decision, BHP will update its existing provision to reflect this claim.

At 30 June 2025, BHP had recognised a provision in respect of its obligations under the agreement reached with Public Authorities in Brazil of US$5.8 billion. BHP now estimates an aggregate provision of US$5.5 billion at 31 October 2025. This reflects approximately US$1B spent from 1 July 2025 to 31 October 2025 on implementing the Brazil Agreement, an updated assessment of Brazil Agreement obligations, an assessment of the impact of the decision in the UK group action, and the unwind of discounting and impact of foreign exchange movements.

While the provision has been measured based on the latest information available, changes in facts and circumstances are likely in the future and may lead to material revisions to the provision. There is a risk that outcomes may be materially higher or lower than amounts currently reflected in the provision.

Expected cash outflows relating to Samarco remain largely aligned with the US$2.2 billion for FY2026 and US$0.5 billion for FY2027, included in BHP’s FY2025 results announcement. Approximately US$1 billion has been spent to date in FY2026.

As previously announced, BHP, BHP Brasil and Vale entered into an agreement in July 2024 where BHP and Vale agreed to each pay 50% of any amounts payable to the claimants in the UK group action and the separate Dutch group action.

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

BHP Group Limited ABN 49 004 028 077

Contacts

Media	Investor Relations
media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia
Gabrielle Notley	John-Paul Santamaria
+61 411 071 715	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa
Amanda Saunders	James Bell
+44 7887 468 926	+44 7961 636 432

North America	Americas
Megan Hjulfors	James Bell
+1 403 605 2314	+44 7961 636 432

Latin America
Renata Fernandez
+56 9 8229 5357

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

BHP Group Limited ABN 49 004 028 077

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: November 14, 2025	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary